November 23, 2016

Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	WildHorse Resource Development Corporation
Registration Statement on Form S-1
Filed November 10, 2016
File No. 333-214569

Ladies and Gentlemen:

Set forth below are the responses of WildHorse Resource Development Corporation (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 21, 2016, with respect to Registration Statement on Form S-1, File No. 333-214569, initially filed with the Commission on November 10, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR. For convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.

Prospectus Forepart

1.	The graphical illustration presenting the “Historical Production Growth” is footnoted to clarify that the figures exclude the Burleson North Acquisition. In this regard, we note the figure in the graphical presentation for Q3 2016 is 14 MBoe/d. However, the Q3 2016 production figure shown in the illustration above for the Total WRD is 17.9

9805 Katy Freeway    Suite 400    Houston, TX 77024    Post Office Box 79588    Houston, TX 77279

Securities and Exchange Commission

November 23, 2016

MBoe/d and appears to give effect to the Burleson North Acquisition. Please modify your disclosure as appropriate to clarify or resolve the inconsistencies in your presentation.

RESPONSE: We have modified the disclosure in footnote 2 of the graphical illustration to explain the difference between the production numbers presented in the graphical presentation.

2.	We also note the figures relating to the Total WRD, North Louisiana and Eagle Ford net acres, Q3 2016 production, and the gross and net drilling locations appear to give effect to the Burleson North Acquisition. However, the information relating to the proved, probable and possible reserves shown in the same illustration does not appear to give effect to the Burleson North Acquisition. Please expand your presentation as appropriate to clarify the differences in the information as presented.

RESPONSE: We have expanded our presentation to include additional footnotes directing investors to footnote 1 of the graphical illustration, which explains that the reserve figures presented do not give effect to reserves attributable to the Burleson North Acquisition.

Prospectus Cover Page

3.	We note your revisions to the first and fourth paragraphs of the prospectus cover page. Your revised disclosures indicate that the shares being offered by the selling shareholders only relate to the over-allotment of shares. However, this disclosure appears to be inconsistent with other disclosures in your filing. Please confirm or revise your disclosure as necessary.

RESPONSE: The selling stockholders have informed us that they will not be participating in the offering. Accordingly, we have removed all references to selling stockholders in Amendment No. 2.

Prospectus Summary, page 1

Our Reserve Information, page 7

4.	Please expand your disclosure to clarify that the reserves of WildHorse and Esquisto presented on a combined basis as of June 30, 2016 on page 7 and elsewhere on pages 20 and 106, and on page 113 as of June 30, 2016 and December 31, 2015 does not give effect to the Burleson North Acquisition.

RESPONSE: We have expanded our disclosure to clarify that the reserves of WildHorse and Esquisto presented in the Registration Statement do not give effect to any of the Acquisitions (as such term is defined in the Registration Statement). Please see pages 7, 21, 107 and 114.

Securities and Exchange Commission

November 23, 2016

Business, page 100

Production, Realized Prices and Production Costs, page 118

5.	We note you present separate disclosure of the production, average sales prices and average cost per Boe figures for WildHorse and Esquisto on page 118. However, it appears that such information presented in summary form on a Pro Forma basis on page 119 incorporates additional information not otherwise provided relating to the Burleson North Acquisition. Please expand your tabular presentation to provide separate disclosure of the figures relating to the Burleson North Acquisition consistent with such disclosure relating to WildHorse and Esquisto on page 118.

RESPONSE: We have expanded our tabular presentation to provide separate disclosure of the production, average sales prices and average cost per Boe figures relating to the Burleson North Acquisition. Please see pages 119 and 120.

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Securities and Exchange Commission

November 23, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams or Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-3613 or (713) 758-2350, respectively.

Very truly yours,

WILDHORSE RESOURCE DEVELOPMENT CORPORATION

By:	/s/ Jay C. Graham
Name:	Jay C. Graham
Title:	Chief Executive Officer

cc:	Anthony Bahr, WildHorse Resource Development Corporation

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Michael S. Telle, Vinson & Elkins L.L.P.